Exhibit 12
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Interest Expense	$38,500	$52,000	$64,800	$68,100	$74,100	$74,500	$84,700

Capitalized Interest	—	—	—	—	—	—	1,462

Estimated Interest Portion of Rent Expense	7,960	7,902	10,583	11,666	12,183	14,679	13,369

Fixed Charges	$46,460	$59,902	$75,383	$79,766	$86,283	$89,179	$99,531

Income From Continuing Operations Before Income Taxes	$477,900	$365,700	$495,000	$428,500	$346,500	$280,200	$316,400

Add: Fixed Charges	46,460	59,902	75,383	79,766	86,283	89,179	98,069

Less: Equity in Earnings of Less Than 50% Owned Companies	(1,459)	(1,147)	(1,328)	(2,903)	(2,534)	(2,969)	(2,922)

Earnings Before Fixed Charges	$522,901	$424,455	$569,055	$505,363	$430,249	$366,410	$411,547

Ratio of Earnings to Fixed Charges	11.3x	7.1x	7.5x	6.3x	5.0x	4.1x	4.1x